EXHIBIT 99.1

ECMOHO Collaborates with Gold HongYe Paper Group on Digital Strategy

SHANGHAI, China, April 29, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (“ECMOHO” or the “Company”; Nasdaq: MOHO), a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China, entered into strategic collaboration with Gold HongYe Paper Group (“Gold HongYe”), a leading manufacturer of household tissue paper in Asia, whose brands include BREEZE, EMPORIA, and VIRJOY.

Under the partnership, ECMOHO will develop a comprehensive digital strategy for Gold HongYe, introducing data intelligence platform to improve the efficiency of business operation and decision-making. Additionally, ECMOHO will help Gold HongYe deliver customized products to consumers through data-mining and analytics.

By leveraging its capabilities in digitization, ECMOHO continues to provide its brand partners with integrated solutions to drive higher growth. The Company will continue to broaden its product categories and cooperation with high-quality brands for future growth.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s partnership with Gold HongYe Paper Group, the Company’s expectations regarding demand for and market acceptance of products of BREEZE, EMPORIA, and VIRJOY, and the effectiveness of the Company’s targeted marketing of products of BREEZE, EMPORIA, and VIRJOY, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Limited

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Limited
Ms. Ellen Chiu
Email: ellenchiu@ecmoho.com